Fathom Technologies Inc.

Statement of Financial Position
As of Inception

June 16, 2022

Fathom Technologies, Inc.
Index to Financial Statements
June 16, 2022

Fathom Technologies Inc.
Statement of Financial Position
As of Inception - June 16, 2022

Assets	
Cash	$97,200
Total assets	**$97,200**
Liabilities and Shareholders' Equity	
Accrued legal fees	$11,987
Total liabilities	**$11,987**
Shareholders' equity	
Capital stock: $0.00001 par value; 10,000,000 shares authorized; 9,000,000 shares issued and outstanding	$97,200
Retained earnings	($11,987)
Total shareholders' equity	$85,213
Total liabilities and shareholders' equity	**$97,200**

See accompanying Notes to Financial Statement

1. **ORGANIZATION AND PURPOSE**

Fathom Technologies Inc. ("Fathom" or the "Company") was incorporated in Delaware on June 16, 2022. Fathom is a technology company. Fathom was formed for the purpose of offering workplace technology designed for today's hybrid world. The Company is headquartered in Dallas, Texas.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a. **Basis of Accounting**

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b. **Use of Estimates and Assumptions**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

c. **Revenue from Customers**

The Company earns income through the sales of its product and services to businesses and to individuals.

d. **Expense Recognition**

Expenses are recorded as incurred and disclosed within the Statement of Income.

e. **Cash and Cash Equivalents**

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

f. **Legal Fees**

Legal fees consist of legal services provided for the creation of the Company and equity financing.

g. **Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. **SUBSEQUENT EVENTS**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

Alexander Atamian
Certified Public Accountant
Frisco, TX

Independent Accountants' Review Report

To the Board of Directors and Shareholders
Fathom Technologies Inc.
Dallas, TX

I have reviewed the accompanying Statement of Financial Position of Fathom Technologies Inc. ("Fathom") as June 16, 2022, Fathom's Inception Date. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statement.

Accountant's Responsibility

My responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statement. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statement in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Alexander Atamian, CPA

November 17, 2022